UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Xyratex Ltd
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

G98268108
(CUSIP Number)

VADIM PERELMAN
12400 Wilshire Blvd, Suite 940
Los Angeles, CA 90025
(310) 246-0345
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G98268108

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,838,534
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,838,534
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G98268108

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,838,534
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,838,534
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G98268108

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,838,534
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,838,534
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G98268108

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.                    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 5,838,534 Shares owned by BSC LP is approximately $46,141,370, including brokerage commissions.  The Shares owned by BSC LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule A, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 27,024,000 Shares outstanding as of August 31, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on October 16, 2012.

As of the close of business on December 6, 2012, BSC LP beneficially owned 5,838,534 Shares, constituting approximately 21.6% of the Shares outstanding.  As the general partner of BSC LP, Baker Street Capital Management may be deemed to beneficially own the 5,838,534 Shares owned by BSC LP, constituting approximately 21.6% of the Shares outstanding.  As the managing member of Baker Street Capital Management, which in turn is the general partner of BSC LP, Mr. Perelman may be deemed to beneficially own 5,838,534 Shares owned by BSC LP, constituting approximately 21.6% of the Shares outstanding.  Mr. Perelman has sole voting and dispositive power with respect to the 5,838,534 Shares owned by BSC LP by virtue of his authority to vote and dispose of such Shares.  Baker Street Capital Management and Mr. Perelman disclaim beneficial ownership of the Shares held by BSC LP, except to the extent of their pecuniary interest therein.

(b)           By virtue of his position with Baker Street Capital Management, Mr. Perelman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transaction in the Shares since the filing of Amendment No. 2 to the Schedule 13D by the Reporting Persons.  All such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 16, 2012, BSC LP sold in the open market to counterparties put options referencing an aggregate of 723,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on June 22, 2013.

CUSIP NO. G98268108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital Management, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

CUSIP NO. G98268108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Class of Security	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BAKER STREET CAPITAL L.P.

Common Stock	50,535	8.5079	11/15/2012
Common Stock	20,578	8.5083	11/16/2012
June 2013 Put Option, ($10.00 Strike Price)	(723)	2.0000	11/16/2012
Common Stock	30,000	8.9131	11/20/2012
Common Stock	300	9.0840	11/23/2012
Common Stock	2,600	9.2730	11/26/2012
Common Stock	73,327	9.3461	11/27/2012
Common Stock	82,868	9.5535	12/03/2012
Common Stock	269,914	9.5539	12/04/2012

BAKER STREET CAPITAL MANAGEMENT, LLC

None.

VADIM PERELMAN

None.